Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) dated January 10, 2023 and related Prospectus of Senseonics Holdings, Inc. for the registration of 10,000,000 shares of its common stock, nonstatutory stock options and restricted stock units and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of Senseonics Holdings, Inc., and the effectiveness of internal control over financial reporting of Senseonics Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

January 10, 2023